Exhibit 99.1

Dejour's South Rangely Reports Positive Tests Results
Confirms Hydrocarbon Presence in Commercial Quantities

Denver, Colorado, January 5, 2012 — Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas company, announced today that the vertical test well drilled at the South Rangely was successfully completed, fracture stimulated with 100,000 pounds of proppant and flow tested during late December 2011 at a consistent rate of 315 MCF per day for more than 10 days with zero decline in production or pressure.

The South Rangely leasehold is thought by Dejour to be a Mancos "C" (Niobrara) type resource play most suitable for Hz well development. The results of this vertical test have confirmed a trapped hydrocarbon presence in commercial quantities and opened up all of Dejour's remaining South Rangely acreage to lower risk exploration down structure from this gas accumulation. The Company and its partners will focus on the oil leg that is typically found down dip from similar gas accumulations in the Mancos "C" in this area. An action plan to efficiently exploit the 6,750 acres of gross leasehold operated by Dejour will be announced early in Q2-2012.

States Hal Blacker, Dejour COO, "We are encouraged by both the thickness of this Mancos “C" sand and the productivity after stimulation from this vertical well bore. We see considerable potential down dip for an oil leg in this thick accumulation. Dejour will immediately begin working with the BLM to secure additional drill permits and with partners and offset leaseholders to create a drilling unit to facilitate an orderly and efficient exploitation of this discovery.”

“With the success at South Rangely, our plan now is to move tactfully to increase our US PDP reserve value beginning with the exploitation of both Gibson Gulch and South Rangely in 2012. This plan includes testing the exploration potential of other significant prospects within the balance of our 107,000 acre US land portfolio with a focus to expand oil and liquids production," Blacker concluded.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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